March 17, 2005


Mail Stop 0409

Via U.S. Mail and Fax (714) 848-7701

Mr. Andrew Haag
Chief Financial Officer
Quintek Technologies, Inc.
17951 Lyons Circle
Huntington Beach, CA 92647

Re:	Qunitek Technologies, Inc.
      Form 10-KSB/A for the fiscal year ended June 30, 2004
	Form 10-QSB for the quarterly period ended September 30, 2004 Form 10-QSB for the quarterly period ended December 31, 2004
      File No. 000-29719

Dear Mr. Haag:

      We have reviewed your above referenced filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934.

      Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB/A for the fiscal year ended June 30, 2004

Report of Independent Registered Public Accounting Firm, page F-1
1. Please amend your filing to include an audit report covering the
2003 financial statements

Factoring Payable, page F-14
2. Please disclose the amounts and terms of warrants, including bonus warrants, issued in association with your factoring transactions since the inception of your relationship with the factoring company.
Please disclose how you accounted for those costs and what amounts, if any, were amortized to earnings in each year. Finally, explain how you considered EITF 96-18 in accounting for these warrants.

Convertible Notes, page F-15
3. Please supplementally advise us how you considered EITF 98-5 and
APB 14 in accounting for the conversion feature and detachable stock warrants, respectively. From your disclosure, it appears that you have not allocated any proceeds to either of these items. Disclose the balance of any remaining unamortized beneficial conversion features, and disclose the related amounts that have been recognized in earnings in the 2003 and 2004 fiscal years, and in the six months ended 12/31/04.

Stockholders Equity, page F-16
4. Please disclose how you considered APB 26 in your accounting for conversions of debt to common shares. In your response, specifically address each of the conversions in which shares were issued at below market rates, including but not limited to the 2003 issuance of 1,773,695 common shares for conversion of a bond and the 2004 issuance of 4,628,572 common shares for conversion of a bond. Please disclose the amount of expense, if any that was recognized in earnings as a result of these transactions. Please provide similar explanations for those transactions discussed in note 13.


*    *    *    *

      As appropriate, please amend your Forms 10-K and 10-Q and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information.
Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Eric McPhee, Staff Accountant, at (202) 824-5419 or me at (202) 824-5222 if you have questions.



						Sincerely,



Steven Jacobs
      Senior Staff Accountant


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Quintek Technologies, Inc.
March 17, 2005
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